UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Information Statement Pursuant to Rules 13d-1(a) and 13d-2(a)
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Metals USA, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

591324 20 7

(CUSIP Number)

Greg E. Jansen
Katten Muchin Zavis Rosenman
525 W. Monroe, Suite 1600
Chicago, Illinois 60657

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 17, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 591324 20 7	13D	Page 2 of 22 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Citadel Investment Group, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable.

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware limited liability company

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 3,386,636 shares of Common Stock

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power See Row 8 above.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person See Row 8 above.

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) Approximately 16.8% as of the date of this filing (based on 20,202,846 shares of Common Stock issued and outstanding as of November 8, 2004).

14.	Type of Reporting Person (See Instructions) OO; HC

CUSIP No. 591324 20 7	13D	Page 3 of 22 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) GLB Partners, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable.

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware limited partnership

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 3,386,636 shares of Common Stock

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power See Row 8 above.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person See Row 8 above.

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) Approximately 16.8% as of the date of this filing (based on 20,202,846 shares of Common Stock issued and outstanding as of November 8, 2004).

14.	Type of Reporting Person (See Instructions) PN; HC

CUSIP No. 591324 20 7	13D	Page 4 of 22 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Citadel Limited Partnership

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable.

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Illinois limited partnership

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 3,386,636 shares of Common Stock

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power See Row 8 above.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person See Row 8 above.

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) Approximately 16.8% as of the date of this filing (based on 20,202,846 shares of Common Stock issued and outstanding as of November 8, 2004).

14.	Type of Reporting Person (See Instructions) PN; HC

CUSIP No. 591324 20 7	13D	Page 5 of 22 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Citadel Wellington Partners L.P. SE

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable.

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware limited partnership

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 3,386,636 shares of Common Stock

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power See Row 8 above.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person See Row 8 above.

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) Approximately 16.8% as of the date of this filing (based on 20,202,846 shares of Common Stock issued and outstanding as of November 8, 2004).

14.	Type of Reporting Person (See Instructions) PN; HC

CUSIP No. 591324 20 7	13D	Page 6 of 22 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Citadel Wellington Partners L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable.

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Illinois limited partnership

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 3,386,636 shares of Common Stock

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power See Row 8 above.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person See Row 8 above.

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) Approximately 16.8% as of the date of this filing (based on 20,202,846 shares of Common Stock issued and outstanding as of November 8, 2004).

14.	Type of Reporting Person (See Instructions) PN; HC

CUSIP No. 591324 20 7	13D	Page 7 of 22 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Citadel Kensington Global Strategies Fund Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable.

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Bermuda company

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 3,386,636 shares of Common Stock

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power See Row 8 above.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person See Row 8 above.

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) Approximately 16.8% as of the date of this filing (based on 20,202,846 shares of Common Stock issued and outstanding as of November 8, 2004).

14.	Type of Reporting Person (See Instructions) CO; HC

CUSIP No. 591324 20 7	13D	Page 8 of 22 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Citadel Credit Products Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable.

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands company

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 3,386,636 shares of Common Stock

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power See Row 8 above.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person See Row 8 above.

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) Approximately 16.8% as of the date of this filing (based on 20,202,846 shares of Common Stock issued and outstanding as of November 8, 2004).

14.	Type of Reporting Person (See Instructions) CO; HC

CUSIP No. 591324 20 7	13D	Page 9 of 22 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Citadel Jackson Investment Fund Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable.

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands company

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 3,386,636 shares of Common Stock

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power See Row 8 above.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person See Row 8 above.

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) Approximately 16.8% as of the date of this filing (based on 20,202,846 shares of Common Stock issued and outstanding as of November 8, 2004).

14.	Type of Reporting Person (See Instructions) CO; HC

CUSIP No. 591324 20 7	13D	Page 10 of 22 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Citadel Equity Fund Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable.

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands company

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 3,386,636 shares of Common Stock

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power See Row 8 above.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person See Row 8 above.

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) Approximately 16.8% as of the date of this filing (based on 20,202,846 shares of Common Stock issued and outstanding as of November 8, 2004).

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 591324 20 7	13D	Page 11 of 22 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Citadel Credit Trading Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable.

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands company

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 3,386,636 shares of Common Stock

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power See Row 8 above.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person See Row 8 above.

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) Approximately 16.8% as of the date of this filing (based on 20,202,846 shares of Common Stock issued and outstanding as of November 8, 2004).

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 591324 20 7	13D	Page 12 of 22 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Kenneth Griffin

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable.

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 3,386,636 shares of Common Stock

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power See Row 8 above.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person See Row 8 above.

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) Approximately 16.8% as of the date of this filing (based on 20,202,846 shares of Common Stock issued and outstanding as of November 8, 2004).

14.	Type of Reporting Person (See Instructions) IN; HC

CUSIP No. 591324 20 7	13D	Page 13 of 22 Pages

Item 1.	Security and Issuer

The class of equity securities to which this statement relates is the Common Stock, no par value (the “Shares”), of Metals USA, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at One Riverway, Suite 1100, Houston, Texas 77056.

Item 2.	Identity and Background

The names of the persons filing this statement are (i) Citadel Investment Group, L.L.C., a Delaware limited liability company (“CIG”), (ii) GLB Partners, L.P., a Delaware limited partnership (“GLB”), (iii) Citadel Limited Partnership, an Illinois limited partnership (“CLP”), (iv) Citadel Wellington Partners L.P. SE, a Delaware limited partnership (“CWPSE”), (v) Citadel Wellington Partners L.P., an Illinois limited partnership (“CWP”), (vi) Citadel Kensington Global Strategies Fund Ltd., a Bermuda company (“CKGSF”), (vii) Citadel Credit Products Ltd., a Cayman Islands company (“CCP”), (viii) Citadel Jackson Investment Fund Ltd., a Cayman Islands company (“CJIF”); (ix) Citadel Equity Fund Ltd., a Cayman Islands company (“CEF”), (x) Citadel Credit Trading Ltd., a Cayman Islands company (“CCT”) and (xi) Kenneth Griffin, an individual. CIG, GLB, CLP, CWPSE, CWP, CKGSF, CCP, CJIF, CEF, CCT and Mr. Griffin shall collectively be referred to as the “Reporting Persons.”

CIG provides administrative and management services to its affiliated entities. The name, residence or business address, present principal occupation or employment and citizenship of each director and executive officer of CIG is set forth in Schedule A hereto and is incorporated herein by reference. CIG is the general partner of GLB. GLB is the general partner of CLP.

CLP provides investment advisory services to investment funds. CLP is the general partner of CWP and CWPSE and, in that capacity, makes all of the investment decisions for CWP and CWPSE. CLP is also the investment advisor for CKGSF, CCP, CJIF, CEF and CCT and makes all of the investment decisions for such entities.

CWP, CWPSE and CKGSF each invest in investment funds for their own account. CWP, CWPSE and CKGSF collectively own 100% of CEF. The name, residence or business address, present principal occupation or employment and citizenship of each director and executive officer of CKGSF is set forth in Schedule B hereto and is incorporated herein by reference.

CCP and CJIF invest in investment funds for their own account. CCP owns 100% of CCT directly and indirectly through its wholly owned subsidiary, CJIF. The name, residence or business address, present principal occupation or employment and citizenship of each director and executive officer of CCP is set forth in Schedule C hereto and is incorporated herein by reference. The name, residence or business address, present principal occupation or employment and citizenship of each director and executive officer of CJIF is set forth in Schedule D hereto and is incorporated herein by reference.

CEF and CCT purchase, hold and sell securities and other investment products. The name, residence or business address, present principal occupation or employment and citizenship of each director and executive officer of CEF is set forth in Schedule E hereto and is incorporated

CUSIP No. 591324 20 7	13D	Page 14 of 22 Pages

herein by reference. The name, residence or business address, present principal occupation or employment and citizenship of each director and executive officer of CCT is set forth in Schedule F hereto and is incorporated herein by reference.

Mr. Griffin is the President and Chief Executive Officer of CIG and owns a controlling interest in CIG. Mr. Griffin is a citizen of the United States of America.
The principal business address and the principal office of each of the Reporting Persons is 131 S. Dearborn Street, 32nd Floor, Chicago, Illinois 60603.

During the last five years, none of the Reporting Persons, or to the best of each Reporting Persons’ knowledge, any of the persons listed on Schedules A-F attached hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject, to federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration
Not applicable.
Item 4.	Purpose of Transaction

The Reporting Persons previously filed a statement on Schedule 13G, dated February 13, 2003, and an amendment to such statement, dated February 12, 2004, pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), with respect to the Shares. On February 12, 2004, a representative of the Reporting Persons discussed with representatives of the Issuer a request for representation on the Board of Directors of the Issuer. On February 13, 2004, a representative of the Issuer indicated that the Issuer was prepared to nominate two candidates proposed by the Reporting Persons to serve on the Board of Directors of the Issuer. As a result, on February 23, 2004, the Reporting Persons filed a statement on Schedule 13D pursuant to Rule 13d-1(e)(1) under the Exchange Act.

The Reporting Persons received the Shares pursuant to the Issuer’s reorganization and are holding the Shares for investment. The Reporting Persons have sold 1,288,810 Shares.  Accordingly, the Reporting Person are required to amend the Schedule 13D, dated February 23, 2004.

Except as set forth above, none of the Reporting Persons has any plan or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

CUSIP No. 591324 20 7	13D	Page 15 of 22 Pages

Item 5.	Interest in Securities of the Issuer

(a) For the purpose of Rule 13d-3 promulgated under the Exchange Act, as a result of the relationships described in Item 2, the Reporting Persons each may be deemed to beneficially own 3,386,636 Shares, representing approximately 16.8% of the outstanding Shares of the Issuer (based on 20,202,846 Shares issued and outstanding as of November 8, 2004 plus warrants to acquire 7,305 Shares). Of these Shares, 7,305 represent Shares that may be acquired upon the exercise of warrants that may be deemed to be beneficially owned by each Reporting Person.

CEF directly owns 2,370,645 Shares, representing approximately 11.7% of the outstanding Shares of the Issuer (based on 20,202,846 Shares issued and outstanding as of November 8, 2004 plus warrants to acquire 7,305 Shares). Of these Shares, 5,114 represent Shares that CEF has a right to acquire upon the exercise of warrants directly owned by it.

CCT directly owns 1,015,991 Shares, representing approximately 5.0% of the outstanding Shares of the Issuer (based on 20,202,846 Shares issued and outstanding as of November 8, 2004 plus warrants to acquire 7,305 Shares). Of these Shares, 2,191 represent Shares that CCT has a right to acquire upon the exercise of warrants directly owned by it.

Except as set forth in this Item 5(a), none of the Reporting Persons, or, to the best of its knowledge, any persons named in Schedules A-F hereto owns beneficially any Shares.

(b) As a result of the relationships described in Item 2, each of the Reporting Persons may be deemed to have shared power to vote or to direct the vote or shared power to dispose or direct the disposition of 3,386,636 Shares.

(c) The Reporting Persons have made sales of an aggregate of 1,288,810 shares during the period beginning November 15, 2004 and ending November 17, 2004.  CEF has sold 902,167 Shares and CCT has sold 386,643 Shares.

Except as set forth in this Item 5(c), none of the Reporting Persons, or to the best of each Reporting Persons’ knowledge, any of the persons listed on Schedules A-F attached hereto, has effected any transaction in the Shares during the past 60 days.

(d) Inapplicable.
(e) Inapplicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Reporting Persons have entered into a Joint Filing Agreement (a copy of which is filed as Exhibit 1 to the Schedule 13D, dated February 23, 2004, and incorporated by reference herein) regarding the filing of the Schedule 13D, dated February 23, 2004, and this amendment hereto.

CUSIP No. 591324 20 7	13D	Page 16 of 22 Pages

An option was granted on May 17, 2004 to James E. Bolin, a director of the Issuer who is an employee of CIG.  Pursuant to an agreement between James Bolin and CIG, CIG and each of the other Reporting Persons jointly filing this Schedule 13D may be deemed to have an indirect pecuniary interest in the shares underlying the option.  Each of the persons filing this Schedule 13D disclaims beneficial ownership of the option except to the extent of its pecuniary interest therein.

Except for as set forth above, to the best knowledge of each Reporting Person, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, between the persons enumerated in Item 2, and any other person, with respect to any securities of the Issuer, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

Item 7.	Material to Be Filed as Exhibits
Exhibit 1: Joint Filing Agreement among the Reporting Persons.*

*Previously filed.

CUSIP No. 591324 20 7	13D	Page 17 of 22 Pages

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated this 19th day of November, 2004		KENNETH GRIFFIN

		By:	/s/ Adam C. Cooper
Adam C. Cooper, attorney-in-fact*

CITADEL LIMITED PARTNERSHIP		CITADEL INVESTMENT GROUP, L.L.C.

By:	GLB Partners, L.P.,	By:	/s/ Adam C. Cooper
	its General Partner		Adam C. Cooper, Senior Managing
Director and General Counsel

By:	Citadel Investment Group, L.L.C.,
	its General Partner	CITADEL EQUITY FUND LTD.

By:	/s/ Adam C. Cooper	By:	Citadel Limited Partnership, its Portfolio Manager
Adam C. Cooper, Senior Managing Director and General Counsel
GLB PARTNERS, L.P.		By:	GLB Partners, L.P., its General Partner

By:	Citadel Investment Group, L.L.C., its General Partner	By:	Citadel Investment Group, L.L.C., its General Partner

By:	/s/ Adam C. Cooper	By:	/s/ Adam C. Cooper
	Adam C. Cooper, Senior Managing Director and General Counsel		Adam C. Cooper, Senior Managing Director and General Counsel

CITADEL WELLINGTON PARTNERS L.P.		CITADEL JACKSON INVESTMENT FUND LTD.

By:	Citadel Limited Partnership, its General Partner	By:	Citadel Limited Partnership, its Portfolio Manager

By:	GLB Partners, L.P., its General Partner	By:	GLB Partners, L.P., its General Partner

By:	Citadel Investment Group, L.L.C., its General Partner	By:	Citadel Investment Group, L.L.C., its General Partner

By:	/s/ Adam C. Cooper	By:	/s/ Adam C. Cooper
	Adam C. Cooper, Senior Managing Director and General Counsel		Adam C. Cooper, Senior Managing Director and General Counsel

CUSIP No. 591324 20 7	13D	Page 18 of 22 Pages

CITADEL WELLINGTON PARTNERS L.P. SE		CITADEL CREDIT TRADING LTD.

By:	Citadel Limited Partnership, its General Partner	By:	Citadel Limited Partnership, its Portfolio Manager

By:	GLB Partners, L.P., its General Partner	By:	GLB Partners, L.P., its General Partner

By:	Citadel Investment Group, L.L.C., its General Partner	By:	Citadel Investment Group, L.L.C., its General Partner

By:	/s/ Adam C. Cooper	By:	/s/ Adam C. Cooper
	Adam C. Cooper, Senior Managing Director and General Counsel		Adam C. Cooper, Senior Managing Director and General Counsel

CITADEL CREDIT PRODUCTS LTD.		CITADEL KENSINGTON GLOBAL STRATEGIES FUND LTD.

By:	Citadel Limited Partnership, its Portfolio Manager	By:	Citadel Limited Partnership, its Portfolio Manager

By:	GLB Partners, L.P., its General Partner	By:	GLB Partners, L.P., its General Partner

By:	Citadel Investment Group, L.L.C., its General Partner	By:	Citadel Investment Group, L.L.C., its General Partner

By:	/s/ Adam C. Cooper	By:	/s/ Adam C. Cooper
	Adam C. Cooper, Senior Managing Director and General Counsel	Adam C. Cooper, Senior Managing Director and General Counsel

* Adam C. Cooper is signing on behalf of Kenneth Griffin as attorney-in-fact pursuant to a power of attorney previously filed with the Securities and Exchange Commission on November 19, 2002, and hereby incorporated by reference herein. The power of attorney was filed as an attachment to a filing by Citadel Limited Partnership on Form 3 for Metals USA, Inc.

CUSIP No. 591324 20 7	13D	Page 19 of 22 Pages

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF CITADEL INVESTMENT GROUP, L.L.C.

The name, business address, title, present principal occupation or employment and citizenship of each of the directors and executive officers of Citadel Investment Group, L.L.C. (“CIG”) are set forth below. The business address of each director or officer set forth below is 131 S. Dearborn Street, 32nd Floor, Chicago, Illinois 60603. Each occupation set forth opposite an individual’s name refers to CIG.

Name	Title and Present Principal Occupation	Citizenship
Kenneth Griffin	President and Chief Executive Officer	United States
Thomas Miglis	Chief Information Officer	United States
Gerald Beeson	Chief Financial Officer	United States

SCHEDULE B

DIRECTORS AND EXECUTIVE OFFICERS OF CITADEL KENSINGTON GLOBAL STRATEGIES

FUND LTD.

The name, title, present principal occupation or employment, residence or business address and citizenship of each of the directors and executive officers of Citadel Kensington Global Strategies Fund, Ltd. (“CKGSF”) are set forth below.

Name and Citizenship	Title at CKGSF	Present Principal Occupation and Residence or Business Address (Principal Business of Employer)
Tonesan Amissah	Director	Partner
Ghana		Appleby, Spurling & Kempe
Canon’s Court
22 Victoria Street
Hamilton HM 12
Bermuda
(law firm)
Clarendon Hugh Masters	Director and Deputy Chairman	Independent consultant
Bermuda		P.O. Box HM 203
Hamilton HM AX
Bermuda
Austin John O’Connor	Director and Vice President	Company director
United Kingdom		4 rue de l’eglise
Wormeldange, Luxembourg L-5481
Robin Bedford	Secretary	President
United Kingdom		Dundee Leeds Management Services Ltd.
129 Front Street
Hamilton HM 12
Bermuda
(business services)
Adam C. Cooper	Assistant Secretary	Senior Managing Director and
United States		General Counsel
Citadel Investment Group, L.L.C.
135 South Dearborn
Chicago, IL 60603
Matthew Hinerfeld	Assistant Secretary	Managing Director and Associate General
United States		Counsel
Citadel Investment Group, L.L.C.
135 South Dearborn
Chicago, IL 60603

CUSIP No. 591324 20 7	13D	Page 20 of 22 Pages

SCHEDULE C

DIRECTORS AND EXECUTIVE OFFICERS OF CITADEL CREDIT PRODUCTS LTD.

The name, title, present principal occupation or employment, residence or business address and citizenship of each of the directors and executive officers of Citadel Credit Products Ltd. (“CCP”) are set forth below.

Name and Citizenship	Title at CCP	Present Principal Occupation and Residence or Business Address (Principal Business of Employer)
Tonesan Amissah	Director	Partner
Ghana		Appleby, Spurling & Kempe
Canon’s Court
22 Victoria Street
Hamilton HM 12
Bermuda
(law firm)
Clarendon Hugh Masters	Director and Vice Chairman	Independent consultant
Bermuda		P.O. Box HM 203
Hamilton HM AX
Bermuda
Austin John O’Connor	Director	Company director
United Kingdom		4 rue de l’eglise
Wormeldange, Luxembourg L-5481
Robin Bedford	Secretary	President
United Kingdom		Dundee Leeds Management Services Ltd.
129 Front Street
Hamilton HM 12
Bermuda
(business services)
Adam C. Cooper	Assistant Secretary	Senior Managing Director and General Counsel
United States		Citadel Investment Group, L.L.C.
135 South Dearborn
Chicago, IL 60603
Matthew Hinerfeld United States	Assistant Secretary	Managing Director and Associate General Counsel
Citadel Investment Group, L.L.C.
135 South Dearborn
Chicago, IL 60603

CUSIP No. 591324 20 7	13D	Page 21 of 22 Pages

SCHEDULE D

DIRECTORS AND EXECUTIVE OFFICERS OF CITADEL JACKSON INVESTMENT FUND LTD.

The name, title, present principal occupation or employment, residence or business address and citizenship of each of the directors and executive officers of Citadel Jackson Investment Fund Ltd. (“CJIF”) are set forth below.

Name and Citizenship	Title at CJIF	Present Principal Occupation and Residence or Business Address (Principal Business of Employer)
Clarendon Hugh Masters	Director and Assistant Secretary	Independent consultant
Bermuda		P.O. Box HM 203
Hamilton HM AX
Bermuda
Robin Bedford	Director, President and Secretary	President
United Kingdom		Dundee Leeds Management Services Ltd.
129 Front Street
Hamilton HM 12
Bermuda
(business services)
Austin John O’Connor	Director and Vice President	Company director
United Kingdom		4 rue de l’eglise
Wormeldange, Luxembourg L-5481
Matthew Hinerfeld	Assistant Secretary	Managing Director and Associate General
United States		Counsel
Citadel Investment Group, L.L.C.
135 South Dearborn
Chicago, IL 60603

SCHEDULE E

DIRECTORS AND EXECUTIVE OFFICERS OF CITADEL EQUITY FUND LTD.

The name, title, present principal occupation or employment, residence or business address and citizenship of each of the directors and executive officers of Citadel Equity Fund, Ltd. (“CEF”) are set forth below.

Name and Citizenship	Title at CEF	Present Principal Occupation and Residence or Business Address (Principal Business of Employer)
Austin John O’Connor	Director and Vice President	Company director
United Kingdom		4 rue de l’eglise
Wormeldange, Luxembourg L-5481
Adam C. Cooper	Director and Assistant Secretary	Senior Managing Director and General Counsel
United States		Citadel Investment Group, L.L.C.
135 South Dearborn
Chicago, IL 60603
Robin Bedford	Director, President and Secretary	President
United Kingdom		Dundee Leeds Management Services Ltd.
129 Front Street
Hamilton HM 12
Bermuda
(business services)
Matthew Hinerfeld United States	Assistant Secretary	Managing Director and Associate General Counsel
Citadel Investment Group, L.L.C.
135 South Dearborn
Chicago, IL 60603

CUSIP No. 591324 20 7	13D	Page 22 of 22 Pages

SCHEDULE F

DIRECTORS AND EXECUTIVE OFFICERS OF CITADEL CREDIT TRADING LTD.

The name, title, present principal occupation or employment, residence or business address, and citizenship of each of the directors and executive officers of Citadel Credit Trading Ltd. (“CCT”) are set forth below.

Name and Citizenship	Title at CEF	Present Principal Occupation and Residence or Business Address (Principal Business of Employer)
Austin John O’Connor	Director and Vice President	Company director
United Kingdom		4 rue de l’eglise
Wormeldange, Luxembourg L-5481
Adam C. Cooper	Director and Assistant Secretary	Senior Managing Director and General Counsel
United States		Citadel Investment Group, L.L.C.
135 South Dearborn
Chicago, IL 60603
Robin Bedford	Director, President and Secretary	President
United Kingdom		Dundee Leeds Management Services Ltd.
129 Front Street
Hamilton HM 12
Bermuda
(business services)
Matthew Hinerfeld United States	Assistant Secretary	Managing Director and Associate General Counsel
Citadel Investment Group, L.L.C.
135 South Dearborn
Chicago, IL 60603